UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 19, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Air T, Inc.

File No. 001-35476 - CF#36772

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   Air T, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 20, 2018, as amended in a Form 10-Q filed on November 14, 2018.

   Based on representations by Air T, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through October 29, 2023
Exhibit 10.2	through October 29, 2023
Exhibit 10.3	through October 29, 2023
Exhibit 10.4	through October 29, 2023
Exhibit 10.5	through October 29, 2023
Exhibit 10.6	through October 29, 2023
Exhibit 10.7	through October 29, 2023
Exhibit 10.8	through October 29, 2023
Exhibit 10.9	through October 29, 2023
Exhibit 10.10	through October 29, 2023
Exhibit 10.11	through October 29, 2023
Exhibit 10.12	through October 29, 2023

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

      Brent J. Fields
      Secretary